Asia Pacific Wire & Cable Corporation Limited
Reports Second Quarter 2023 Financial Results
TAIPEI, Taiwan, September 25, 2023 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the six months ended June 30, 2023. Unless otherwise indicated, all data are reported in U.S. Dollars at the exchange rate prevailing on the date of the event or result reported.

First Six Months 2023 Financial Results (Ended June 30, 2023) and 2022 comparative results.

	First 6 Months 2023	First 6 Months 2022	CHANGE
Revenues	$193.5 million	$207.4 million	(6.7)%
Operating (Loss)/Profit	$(2.8) million	$1.8 million	(255.6)%
Net Income/(Loss)	$0.02 million	$(0.3) million	106.7%
EPS(1)	$0.001	$(0.02)	105.0%

(1)The calculation of the earnings per share is based on 20,616,227 and 20,022,364 basic and diluted weighted average common shares issued and outstanding for the six months ended June 30, 2023 and 2022, respectively

Revenues for the six months ended June 30, 2023 were $193.5 million, a decrease of 6.7% from $207.4 million for the six months ended June 30, 2022.  The decrease was primarily attributable to revenue decreases across the Company’s Thailand and North Asia regions. Net revenue in the Company’s Thailand region decreased 15.0%, attributable to the global economic slowdown, public sector budget decreases, the depreciation of the Thai Baht, which depreciated 1.44% compared to 2022 and the 10.8% drop in the average copper price. Revenues in the Company's North Asia region decreased 28.5%, due to decreased sales volume, resulting primarily from the ongoing Sino-American trade war, which has impacted the global economy. Revenues in the Company's Rest of World (“ROW”) region increased 14.7% due to strong construction activity in Australia, and the completion of public sector projects in Singapore. The Company's North Asia region includes China, Hong Kong and Taiwan; the Thailand region consists of operations and sales within Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.
Operating loss for the six months ended June 30, 2023 was $(2.8 million), a decrease of 255.6% from an operating profit of $1.8 million for the six months ended June 30, 2022.  Operating profit margin decreased from a profit of 0.9% in 2022 to a loss of (1.4%) in 2023.  In the Thailand region, the operating profit margin decreased from 1.19% in 2022 to (7.87%) in 2023. The operating profit fell following a decline in higher-margin Thai government projects and the fluctuation of copper prices. In the North Asia region, the operating profit margin increased from 2.31% in 2022 to 7.08% in 2023, resulting from the reversal of the provision for employee benefits and pension expenses. The ROW region’s operating profit margin increased from 0.49% in 2022 to 2.11% in 2023 due to the increase in sales volumes.
Selling, general and administrative expenses for the six months ended June 30, 2023 were $11 million, compared to $12.6 million reported for the six months ended June 30, 2022.  Net profit attributable to APWC shareholders was $0.02 million for the first half of 2023, compared to a net loss of $(0.3) million for the first half of 2022.  The increase in net profit was primarily due to a decrease in selling, general and administrative expenses. The weighted average number of shares issued and outstanding was 20.62 million and 20.02 million for the six months ended June 30, 2023 and 2022, respectively.
Financial Condition
APWC reported $39.0 million in cash and cash equivalents as of June 30, 2023, compared to cash and cash equivalents of $54.0 million as of December 31, 2022.
Current assets totaled $274.2 million as of June 30, 2023, compared to $299.5 million as of December 31, 2022.  Working capital was $148.8 million as of June 30, 2023. Short-term bank loans were $46.8 million at June 30, 2023, an increase of 2.7% from $45.6 million at December 31, 2022.  The Company had $3.0 million in long-term debt outstanding at June

30, 2023, compared to $12.2 million in long-term debt as of December 31, 2022. Shareholder's equity attributable to APWC was $147.5 million as of June 30, 2023, compared to $151.6 million as of December 31, 2022.
APWC reported $3.5 million in cash used in operating activities during the six months ended June 30, 2023, compared to cash used in operating activities of $2.9 million in the corresponding period in 2022. The increase in cash used in operating activities in the first half of 2023 was primarily attributable to the decrease in sales and the repayment of trade payables. The Company reported $2.8 million in cash outflows from investing activities during the six months ended June 30, 2023, compared to $0.7 million in cash outflows in the same period of 2022. The increase in cash used in investing activities in the first half of 2023 was attributable primarily to the increase in purchases of property, plant and equipment and short-term bank deposit in 2023. APWC reported $7.4 million in cash outflows from financing activities during the first six months of 2023, compared to $8.7 million in cash inflows from financing activities in the same period of 2022. The decrease in cash inflows is due to a decrease in borrowings in 2023.
We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation Limited

Asia Pacific Wire & Cable Corporation Limited is a holding company incorporated in Bermuda with principal executive offices in Taiwan that operates its business through operating subsidiaries. Through its subsidiaries, the Company is principally engaged in the manufacture and distribution of enameled wire, power cable, and telecommunications products in Thailand, Singapore, Australia, the People’s Republic of China, Hong Kong and certain other markets in the Asia Pacific region. The Company also engages in the distribution of certain wire and cable products manufactured by its controlling shareholder, Pacific Electric Wire & Cable Co., Ltd., and certain third parties. The Company also provides project engineering services in the supply, delivery and installation of power cable. The Company’s major customers include appliance component manufacturers, electrical contracting firms, state owned entities, and wire and cable dealers and factories.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Pacific Holdings Group Attn: Paul Weber 2901 Dallas Parkway, Suite 360 Plano, TX 75093 Phone: (469) 797-7191 Email: pweber@pusa.com

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30,
	2023	2022
	(Non-Audited)	(Non-Audited)
	US$'000	US$'000
Revenue	193,478	207,358
Cost of sales	(185,501)	(193,865)
Gross profit	7,977	13,493

Other operating income	243	880
Selling, general and administrative expenses	(10,990)	(12,550)
Other operating expenses	(9)	(4)
Operating (loss)/profit	(2,779)	1,819

Finance costs	(1,194)	(662)
Finance income	87	52
Share of loss of associates	(1)	(2)
Exchange loss	(66)	(663)
Other income	571	530
Other expense	—	—
(Loss)/profit before tax	(3,382)	1,074
Income tax expense	913	(1,213)
Loss for the period	(2,469)	(139)

Attributable to:
Equity holders of the parent	15	(336)
Non-controlling interests	(2,484)	197
Basic and diluted profit/(loss) per share	$ 0.001	$ (0.02)
Basic and diluted weighted average common shares outstanding	20,616,227	20,020,364

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

(Non-Audited)
(Amounts in thousands of US Dollars, except share data)

	For the six months
	ended June 30,
	2023	2022
	(Non-Audited)	(Non-Audited)
	US$'000	US$'000
Loss for the period	(2,469)	(139)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of nil	(5,827)	(10,621)
	(5,827)	(10,621)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity instruments measured at FVOCI	667	(1,475)
Income tax effect	(133)	295
	534	(1,180)
Re-measuring losses on defined benefit plans	69	177
Income tax effect	(14)	(35)
	55	142

Other comprehensive loss for the year , net of tax	(5,238)	(11,659)
Total comprehensive loss for the period, net of tax	(7,707)	(11,798)
Attributable to:
Equity holders of the parent	(4,063)	(8,336)
Non-controlling interests	(3,644)	(3,462)
	(7,707)	(11,798)

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2023 (Non-audited)	As of December 31, 2022 (Audited)
	US$'000	US$'000

Assets
Current assets
Cash and cash equivalents	38,988	54,017
Financial assets at fair value through profit or loss	516	39
Trade receivables	74,454	81,982
Other receivables	2,771	2,397
Contract assets	9,669	12,450
Due from related parties	11,613	11,018
Inventories	126,775	130,608
Prepayments	5,192	3,341
Other current assets	4,249	3,673
	274,227	299,525
Non-current assets
Financial assets at fair value through other comprehensive income	2,437	1,553
Property, plant and equipment	48,305	50,713
Right of use assets	2,992	3,432
Investment properties	5,037	5,250
Intangible assets	149	139
Investments in associates accounted from using equity method	782	805
Deferred tax assets	7,860	7,143
Other non-current assets	3,026	2,459
	70,588	71,494
Total assets	344,815	371,019

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of June 30, 2023 (Non-audited)	As of December 31, 2022 (Audited)
	US$'000	US$'000
Liabilities
Current liabilities
Interest-bearing loans and borrowings	46,791	45,576
Trade and other payables	45,668	39,891
Due to related parties	10,355	16,613
Financial liabilities at fair value through profit or loss	—	6
Accruals	12,004	21,218
Current tax liabilities	1,524	2,432
Employee benefit liabilities	2,111	1,947
Financial lease liabilities	601	627
Other current liabilities	6,362	5,289
	125,416	133,599

Non-current liabilities
Interest-bearing loans and borrowings	2,965	12,155
Employee benefit liabilities	7,555	7,693
Lease liabilities	1,608	1,947
Deferred tax liabilities	3,835	4,197
	15,963	25,992
Total liabilities	141,379	159,591

Equity
Issued capital	206	206
Additional paid-in capital	118,103	118,103
Treasury shares	(38)	(38)
Retained earnings	54,079	54,064
Other components of equity	(24,818)	(20,740)
Equity attributable to equity holders of the parent	147,532	151,595
Non-controlling interests	55,904	59,833
Total equity	203,436	211,428
Total liabilities and equity	344,815	371,019

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. Dollars)

	For the years
	ended June 30,
	2023	2022
	(Non-Audited)	(Non-Audited)
	US$'000	US$'000
Net cash (used in)/provided by operating activities	(3,518)	(2,865)
Net cash used in investing activities	(2,849)	(682)
Net cash (used in)/provided by financing activities	(7,389)	8,674
Effect of exchange rate on cash and cash equivalents	(1,273)	(3,011)
Net (decrease)/increase in cash and cash equivalents	(15,029)	2,116
Cash and cash equivalents at beginning of period	54,017	42,512
Cash and cash equivalents at end of period	38,988	44,628